Exhibit 4.11

EXECUTION COPY

November 18, 2004

QUANEX CORPORATION

Suite 1500

1900 West Loop South

Houston, Texas  77027

Re:                               Consent and Fourth Amendment (“Consent and Amendment”) under the Quanex Corporation Revolving Credit Agreement dated as of November 26, 2002 (as amended, the “Credit Agreement”) by and among Quanex Corporation (“Company”), Comerica Bank and such other financial institutions which are or may from time to time become parties to the Credit Agreement (the “Banks”), and Comerica Bank in its capacity as Agent for the Banks (“Agent”)

Ladies and Gentlemen:

                Reference is made to the Credit Agreement.  Except as specifically defined to the contrary herein, capitalized terms used in this Consent and Amendment shall have the meanings given them in the Credit Agreement.  This Consent and Amendment shall not become effective unless and until countersigned by the Company and returned to the Agent.

                The Company has requested that the Banks consent to the acquisition of all of the stock of Mikron Industries, Inc. (“Mikron”) by Company, either directly or through a Domestic Subsidiary (such Domestic Subsidiary to be deemed after the Mikron Acquisition a Significant Domestic Subsidiary) through the merger of a Domestic Subsidiary with and into Mikron, which shall be the survivor of such merger (such acquisition and merger, the “Mikron Acquisition” and the survivor of the merger being the “Surviving Subsidiary”).  The Company previously communicated this request for consent to the Banks in its letter dated October 29, 2004, together with the related attachments.  In connection with the request, by signing below, the Company represents and warrants that there has been no material change to the Pro Forma Projected Financial Information previously provided to the Agent and the Banks with respect to the Mikron Acquisition.  The Company has further requested that the Consolidated Tangible Net Worth covenant set forth in Section 6.10 of the Credit Agreement be adjusted and that Sections 6.16(b) and 11.11 of the Credit Agreement be amended.

                Based on the Agent’s receipt of the approval of the requisite Banks and subject to the terms and conditions of this letter, this letter will confirm that the Banks hereby consent (a) to the Mikron Acquisition; provided however that (i) the Company consummate the Mikron Acquisition on or before March 31, 2005, (ii) the Mikron Acquisition complies with the requirements set forth in clauses (a), (b), (e) and (f) of the definition of “Permitted Acquisitions”, and (iii) the Company delivers to Banks copies of the documents, instruments and agreements relating to the Mikron Acquisition (the “Acquisition Documents”), including a certificate of representations and warranties regarding the Mikron Acquisition and the Acquisition Documents, and such other documents as Banks may reasonably request, all in form and substance acceptable to Banks, (b) in connection with the Mikron Acquisition, to the Surviving

Company having certain secured and/or unsecured Funded Debt, in addition to any other Funded Debt permitted under Section 7.1 of the Credit Agreement, totaling, in the aggregate amount, not more than $30,000,000, provided such Funded Debt (excluding the Funded Debt incurred in connection with any assumed Industrial Revenue Bonds if the Funded Debt incurred in connection with such Industrial Revenue Bonds is otherwise permitted under Section 7.1(i) of the Credit Agreement) is repaid, any liens securing such repaid Funded Debt are released, and written evidence of the repayment of the applicable indebtedness and release of the liens is delivered to Agent, in form and substance satisfactory to Agent, such written evidence to be delivered to Agent within sixty days of the closing of the Mikron Acquisition (failure to provide such written evidence within the time period specified to be deemed an immediate Event of Default under the Credit Agreement), (c) in connection with the Mikron acquisition, to the Surviving being obligated under that certain Promissory Note executed by William Ronald Sandwith and Mikron dated January 1, 2003 in the original principal amount $5,786,919 payable to The Heritage Organization, LLC in addition to any other Funded Debt permitted under Section 7.1 of the Credit Agreement, so long as the Surviving Company is fully indemnified by the sellers of Mikron (the “Sellers”) against its obligations under such note and the note is unsecured, (d) to the issuance by the Company of certain promissory notes to the Sellers in an aggregate principal amount not in excess of $185,000,000 (the “Seller Notes”) which Seller Notes shall be a portion of the purchase price for the Mikron Acquisition, and to the execution and delivery by the Company of certain pledges of the stock of the Surviving Subsidiary for the benefit of the applicable noteholders (the “Pledges”) securing the Company’s obligations under the Seller Notes, provided that written evidence, in form and substance acceptable to Agent, of the repayment of the Seller Notes in full and the release of the Pledges is delivered within one day of the issuance of the Seller Notes by the Company (failure to provide such written evidence within the time period specified to be deemed an immediate Event of Default under the Credit Agreement)  and (e) to the modifications to the Credit Agreement as set forth below:

(i)            Upon the closing of the Mikron Acquisition and delivery of written evidence to Agent thereof (such evidence to be in form and substance satisfactory to Agent), Section 6.10 of the Credit Agreement shall be amended by deleting the language set forth therein and inserting the following in its place:

6.10        Maintain Consolidated Tangible Net Worth.  Maintain as of the end of each fiscal quarter of Company, Consolidated Tangible Net Worth of $175,000,000, plus in each case, the Equity Offering Adjustment, the Subordinated Debt Adjustment, the Asset Adjustment, if any, and the Net Income Adjustment.

                (ii)           Section 6.16(b) of the Credit Agreement is amended by deleting the language set forth therein and inserting the following in its place:

(b)          With respect to real property located in the United States that is subject to a lease entered into by the Company or any Domestic Subsidiary after the Effective Date, not later than sixty (60) days after the later of (i) the execution of the applicable lease for such property or (ii) the Company or the applicable Domestic Subsidiary becoming the lessor (by assignment of the lease, acquisition of the current lessor or its assets  or in any other manner whatsoever) under the applicable lease for such property, the Company shall execute or cause to be executed a lessor’s acknowledgement and consent in form and substance reasonably acceptable to Agent and the Majority Banks (unless waived by Agent and Majority Banks);

                (iii)          Section 11.11(b) of the Credit Agreement is amended by deleting the language set forth therein and inserting the following in its place:

(b)          The Banks irrevocably authorize the Agent, at its option and in its discretion, to (x) release any Lien or other interest granted to or held by the Agent upon any Collateral (i) upon termination of the Revolving Credit Aggregate Commitment and payment in full of all Indebtedness payable under this Agreement and under any other Loan Document; (ii) constituting property sold or to be sold or disposed of as part of or in connection with any disposition expressly permitted hereunder; (iii) constituting property in which a Loan Party owned no interest at the time the Lien was granted or at any time thereafter; or (iv) if approved, authorized or ratified in writing by the Majority Banks, or all the Banks, as the case may be, as provided in Section 12.10 and (y) release any Guaranty granted to or held for the benefit of the Banks as the result of the sale, transfer or other disposition of the Guarantor, to the extent such sale, transfer or other disposition is permitted under the terms of this Agreement.  Upon request by the Agent at any time, the Banks will confirm in writing the Agent’s authority to release particular types or items of Collateral or any Guaranty pursuant to this Section 11.11(b).

                As a condition to the requisite Banks’ consent to the Mikron Acquisition and the amendment of Sections 6.10, 6.16(b) and 11.11(b) of the Credit Agreement, the Company shall pay to each consenting Bank, which delivers its signature page to Agent by or before noon (eastern time) on November 18, 2004, a consent fee equal to four basis points on such Bank’s existing commitment.

                Except as set forth in this Consent and Amendment, this Consent and Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, any of the Notes issued thereunder, or any of the other Loan Documents, or to constitute a waiver by Agent or any Bank of any right or remedy under the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents.  Nor shall this Consent and Amendment constitute an undertaking or agreement by any Bank to increase the stated dollar amount of its existing commitment under the Credit Agreement.  By accepting and acknowledging this Consent and Amendment, the Company shall be deemed to have ratified and reaffirmed all the terms, conditions, covenants and agreement contained in the Credit Agreement, as amended (including by this Consent and Amendment) and each of the other Loan Documents.  Simultaneously with its execution and delivery of this Consent and Amendment, the Company agrees to provide the Banks with a closing certificate in form and substance acceptable to Agent and an Acknowledgment of Guarantors in the form attached hereto as Exhibit A.

                By signing and returning a counterpart of this letter to the Agent, the Company acknowledges its acceptance of the terms of this letter.

Very truly yours,

COMERICA BANK, as Agent

By:

Its:
Acknowledged and Accepted
as of November 18, 2004

QUANEX CORPORATION

By:

Its: